

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 28, 2008

<u>Via U.S. Mail and Facsimile</u>

Hongjun Li
Chief Financial Officer
Songzai International Holding Group Inc.
20337 Rimview Place
Walnut, California 91789

> **Re:** **Songzai International Holding Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 333-66994**
>
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **File No. 333-66994**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risks related to our acquisition of the Xing An Companies, page 20

1.   We understand that you are required to make full payment on the $30 million of promissory notes issued to the Xing An shareholders within three months from the date of closing the acquisition unless an extension is received, which may provide an additional nine months to pay, subject to government approval. Although the three month period has now elapsed, and you continue to report an outstanding balance, we do not see any disclosure in your subsequent interim reports on Form 10-Q indicating whether the extension has been granted. Please expand your disclosure in Note 17 of your annual financial statements to identify this contingency, and modify your disclosures about the transaction in the subsequent interim reports to indicate whether you have obtained this extension and to discuss the likelihood that you will be able to pay the promissory notes within the time periods specified to prevent annulment of the acquisition.

        Tell us how you were able to dismiss the chance of annulment in concluding the acquisition had been completed, under the provisions of paragraph 48 of SFAS141; and describe all restrictions and limitations pertaining to corporate actions that may be undertaken during the period in which the promissory notes remain outstanding. Please be sure to indicate whether the recipients of the shares issued as consideration in the reverse merger are able to exercise their voting rights to implement changes in board representation, management, or to undertake corporate actions, such as raising funds by issuing equity or debt, or pursuing other business acquisitions during this period.

        Submit the analysis that you performed under paragraph 17 of SFAS 141, addressing all criteria, in identifying the Hongyuan and Shengyu companies as the accounting acquirer.

Results of Operations, page 30

2.   MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties.   In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. For example, please explain why your net sales went from $3.9 million in 2006 to $12.3 million in 2007. In revising your discussion in this section, please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

Liquidity and Capital Resources, page 32

3.   Please expand your disclosure to discuss the expected cash inflows and outflows
        that will result from the reverse acquisition, and to address any uncertainties about
        your ability to satisfy the $30 million payable that becomes due within the
        subsequent three month period following the completion of the acquisition.
        Please refer to Item 303(a)(1) and (a)(2) of Regulation S-K if you require further
        guidance or clarification.

Controls and Procedures, page 34

4.   We note that you discuss several material weaknesses. For each material
        weakness, please disclose when it was identified, by whom it was identified, and
        when it first began.

Financial Statements

Consolidated Balance Sheet, page F-4

5.   The guidance in Rule 8-02 of Regulation S-X requires a smaller reporting
        company to file an audited balance sheet as of the end of each of the most recent
        two fiscal years. Please revise accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-13

6.   We see that there are multiple inconsistencies between the share and per share
        amounts included in your reconciliation table of basic and diluted earnings per
        share at page F-13, also in your Statements of Operations and Other
        Comprehensive Income, your Statements of Stockholders' Equity and your
        Balance Sheet. Please amend your filing to correct these inconsistencies.

Note 6 – Prepaid Mining Right, page F-18

7.   Please expand your disclosure as necessary to address the following points related
        to your prepaid mining rights:

        (a)   Your designation of the mining rights as a prepaid asset implies that
                advance payments have been made to obtain these rights. Please disclose
                the dates these advance payments were made, explain how the amounts
                were determined, and indicate how far in advance you have paid for the
                mining rights.

        (b)   You indicate that you amortize the prepaid mining right on a straight line
                basis over a 10 year life of reserves. Please tell us why you have applied a

straight line method as opposed to the units of production method in calculating amortization of your prepaid mining right, if that is the case.

(c)   At Note 6 and Note 15, you indicate that you are "…required to pay the full amount of total reserves within five years." Please disclose what the "full amount" represents, explain how it has been calculated, and indicate the extent to which you have recorded a liability for this payment obligation. Additionally, please quantify the amount that you are required to pay at each of the balance sheet dates presented and include a commitment schedule detailing the amounts due in the next five year period.

(d)   Please disclose how you have calculated the current and long-term portions of the prepaid mining assets on your balance sheet.

Note 17 – Subsequent Events, page F-23

8.   You disclose that you will account for the acquisition of the Hongyuan and Shengyu entities as a reverse acquisition on the premise that the Hongyuan and Shengyu shareholders will own 53% of the combined company upon completion of the transaction. This disclosure along with your presentation of combined financial statements at Exhibit 99.4, indicates that you have determined that Hongyuan and Shengyu are entities under common control. Please tell us how you made this determination; and provide details sufficient to understand how your conclusions are consistent with EITF 02-5.

9.   We note that you completed a 10-to-1 reverse stock split as of January 7, 2008, and have disclosed that you retroactively restated per share data. However, we see that you identify various share amounts as either "pre-split" or "post-split" throughout the financial statements. Please revise your disclosures to recast all "pre-split" amounts on a "post-split" basis in accordance with SAB Topic 4C. If you believe that any pre-split amounts have ongoing relevance, we suggest that you include these in parenthetical notation adjacent to the post-split figures.

Exhibit 99.4 – Combined Financial Statements of Heilongjiang Xingan Group Hongyuan Coal Mine Co., Ltd and Heilongjiang Xingan Group Shengyu Mining Co., Ltd for the years ended December 31, 2007 and 2006

General

10.   The guidance in Rule 8-02 of Regulation S-X requires a smaller reporting company to file an audited balance sheet as of the end of each of the most recent two fiscal years. If you have appropriately identified this entity as the acquirer of

Songzai International Holding Group Inc., we would anticipate conformity in this area.

11.   Although we understand that you have not yet reported an annual period for which you are required to filed a Statement of Stockholders' Equity, which would reflect the reverse merger, to better assess your accounting in this area we ask that you submit a roll-forward of the equity accounts, including all share activity, for the past two fiscal years, through September 30, 2008, as supplemental information.

Note 2 – Summary of Significant Accounting Policies, page 9

12.   Your policy note on cost of goods sold does not identify amortization of prepaid mining rights as an expense included in cost of goods sold, which is inconsistent with your disclosure at Note 6. Please resolve this inconsistency.

Note 6 – Prepaid Mining Right, page 14

13.   The comment pertaining to disclosures of prepaid mining rights in the annual financial statements of Songzai International Holding Group, Inc. above, is also applicable to the disclosures under this heading. Please revise as necessary to address the concerns outlined in that comment, as they relate to the financial statements of Hongyuan and Shengyu.

14.   We note that you disclose total coal reserves that you may extract under the mining rights for the Hong Yuan and Sheng Yu mines to be 19.8 million tons. This appears to exceed the sum of the coal reserves disclosed at page 38 (5.34 million) and 39 (3.54 million) in the Form 10-K/A. Please clarify whether the tonnage amounts disclosed at pages 38 and 39 are "proven and probable" reserves (as defined by Industry Guide 7) and further explain how the estimate of 19.8 million has been factored into your calculation of the prepaid mining right. Additionally, please tell us the extent to which the asset retirement obligation discussed at Note 7 reflects an expectation of mining 19.8 million tons.

Exhibit 99.5 – Pro Forma Financial Statements

Pro Forma Combined Balance Sheet, page F-2

15.   Please add a brief introductory note to your pro forma information, outlining key aspects of the arrangement and presentation, including relevant dates, assumptions about contingencies, and the manner of identifying the accounting acquirer.

16.   We note your disclosure under this heading and in the Form 10-Q covering the
       quarterly period ended June 30, 2008, indicating that you determined the fair
       value of purchase consideration for the acquisition of Songzai International
       Holding Group Inc. ("Songzai") was equal to the total number of outstanding
       shares immediately before the acquisition, multiplied by the average market value
       of the shares over the period including two days before and two days after the
       Stock Purchase Agreement date, less the $30 million cash consideration payable
       to the Xing An shareholders.

       We understand that upon completion of the acquisition, the Xing An shareholders
       effectively relinquished 47% of their economic interest in the Hongyuan and
       Shengyu companies to the shareholders of Songzai in exchange for a 53%
       controlling interest in Songzai and rights under a $30 million promissory note, to
       be distributed from the consolidated company in periods subsequent to the
       merger. Based on the consideration exchanged, please explain how your
       calculation of the purchase consideration described above represents the fair value
       of the 47% interest in the accounting acquirer and how your calculation is
       supported by paragraphs 20 through 23 of SFAS 141.

17.   Please add a tabulation of proven and probable mineral reserves, including
       estimates for both entities that comply with the definitions in Industry Guide 7,
       and showing the totals expected to result in completing the merger.

Exhibits and Financial Statement Schedules

18.   We have observed that some companies with operations in China are subject to
       restrictions on the distributions of funds outside the country, and see that you have
       disclosure indicating you may be subject to similar restrictions. Please evaluate
       the extent to which your assets in China are restricted, as it relates to the possible
       need to present separate financial information of the parent-only entity, following
       the guidance in paragraph 24 of ARB 51, and FRC §213.02. Please advise us of
       your conclusions and rationale for inclusion or exclusion of parent only financial
       information.

Engineering Comments

The Tong Gong Coal Mine, page 6

19.   We note that you use the term "in-place resources" to describe some of your coal
       quantity estimates. Although Industry Guide 7 generally precludes the use of
       terms other than proven or probable reserves for disclosure in SEC documents, we
       will not object if you disclose quantity estimates for a non-reserve coal deposit as
       mineralized material. A non-reserve coal deposit is a coal bearing body that has
       been sufficiently sampled and analyzed in trenches, outcrops, drilling, and

underground workings to assume continuity between sample points. However, properties with this material type will typically require further exploration-stage work and more extensive economic evaluations before you may designate a reserve. Until you are able to demonstrate that you have a commercially viable coal reserve based on a final comprehensive evaluation, such as a bankable feasibility study, with reasonable assumptions for unit cost per ton, coal recoverability, and other material factors, please remove mineral resource disclosures from your filing.

20.   We note your use of the term *reserves* when using quantity estimates as you describe your mining operations. Please be more specific as to the classification of your reserves, stating clearly whether your reserves are proven reserves or would be more appropriately characterized as probable reserves. In addition, please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserve only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

21.   Please disclose the source of your proven and probable reserve definitions. In the event your estimates are based in part on USGS Circular 831, USGS Bulletin1450-B, or another recognized standard, please disclose the spacing of your drill holes or observation points in making the distinction between proven and probable reserves. For example, if your *proven* coal reserves are based on USGS circular 831, your proven coal may generally be projected to extend as a 1/4-mile (0.4 km) wide belt from the outcrop or points of observation or measurement. In addition, under this guidance, your *probable* coal reserves may generally be projected to extend as a l/2-mile (0.8 km) wide belt that lies more than l/4 mile (0.4 km) from the outcrop or points of observation or measurement.

The Mining Operations at the Tong Gong Coal Mine, page 6

22.   Please note that common usage of the term "reserve base" may include the aggregate of sub-economic and/or uneconomic coal along with economic coal. Please revise as necessary to eliminate all estimates of this type and to remove references to the term "reserve base." If you are able to re-characterize your "reserve base" estimates as "proven reserves" or "probable reserves," or replace these with estimates that do qualify as either "proven reserves" or "probable reserves," please confirm that no sub-economic and/or uneconomic coal is included within your reserve estimates.

23.   Please insert a small-scale map showing the location and access to your property to comply with Item 102(3)(B) of Regulation S-K. Please note that SEC's EDGAR program now accepts digital maps. Please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include

automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Please provide the map to our engineering staff for review.

24.   We understand that some of the proven and probable reserves disclosed for your mines may be based in part on a report prepared by John T. Boyd Company. With a minimal transfer of paper, please forward this report to our engineer as supplemental information; and include any additional information that establishes the legal, technical and economic feasibility of the mineralized materials that you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. Please ensure that you include the following details:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries, geology, recent and older production areas, seams mined, and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide this information on a CD, formatted as Adobe PDF files, and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves.

If you would like the supplemental material returned to you at the end of this review, please follow the guidance in Rule 418(b) of Regulation C. Under these circumstances, it would be helpful to also include a pre-addressed shipping label to facilitate the return of the supplemental information.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

25. Provide a table in your filing showing for each of the last three years annual production for each of your mines, and the weighted average prices received for your coal products during these same periods. For purposes of this disclosure, you may aggregate mines that supply a single wash plant, if applicable and desired.

26. Please disclose in a table, the proven and probable reserves separately as defined in Industry Guide 7 for each of your mines. Please also address the following points.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose whether the coal is steam or metallurgical, whether it is leased or owned, and indicate the average Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

- If your coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

- In either case, please include a footnote to the table clearly disclosing whether the reserves reported are "in the ground" or "recoverable."

- Provide totals to your tables where appropriate

- Disclose your percentage of compliance and non-compliance coal, if applicable.

In providing the information specified in the first point above, please ensure that your disclosures are consistent with the following: Assigned reserves include coal which has been committed to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves include all coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

The primary reason for this distinction is to inform investors which coal reserves will require substantial capital investments before production can begin.

Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 17

27.   Please revise your disclosure to indicate the specific steps you took to remediate the material weaknesses, the dates of such corrective actions, and any associated material costs. In this regard, explain how you reached the conclusion that the material weaknesses have been remedied and that your disclosure controls and procedures are now effective.

28.   In response to Item 308(c), please describe in detail the changes made to your internal controls over financial reporting that resulted in the elimination of the material weaknesses. Discuss the specific actions taken, when these actions were taken, and any associated material costs.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 for any questions on the financial statements or related matters. Please contact George Schuler, Mining Engineer at (202) 551-3718 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579, or in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Francis Chen (310) 208-1154
         Sean Donahue